Exhibit 3.4

FOURTH ADDENDUM
to the Shareholders’ Agreement entered into between the Controlling Shareholders of
Trikem S.A. and BNDES Participações S.A. – BNDESPAR

By this instrument, the Parties below:

I. ODEBRECHT S.A, a joint-stock company with its principal place of business at Avenida Luiz Viana Filho, n° 2841, Paralela, in the City of Salvador, State of Bahia, enrolled in the National Register of Legal Entities (CNPJ) under No. 15.105.588/0001 -15, herein represented pursuant to its Bylaws, by itself and through its controlled companies, hereinafter referred to as ODB; and

II. BNDES PARTICIPAÇÕES S.A. – BNDESPAR, a wholly-owned subsidiary of the National Social and Economic Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES), with its principal place of business in Brasília, Federal District, and service offices at Avenida República do Chile, 100 - parte, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled in the National Register of Legal Entities (CNPJ) under No. 00.383.281/0001 -09, duly represented pursuant to its Bylaws, hereinafter referred to as BNDESPAR;

and, as INTERVENING PARTY:

III. BRASKEM S.A. (successor of Trikem S.A.), a joint-stock company with its principal place of business at Rua Eteno, n° 1561, Pólo Petroquimico de Camaçari, Camaçari, State of Bahia, enrolled in the National Register of Legal Entities (CNPJ) under No. 42.150.391/0001 -70, herein represented pursuant to its Bylaws, hereinafter referred to as BRASKEM;

WHEREAS:

A. on August 24, 2001, OPP Química S.A., ODB and BNDESPAR, as well as Trikem S.A. ("Trikem") in the capacity of intervening party, entered into the "Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR, with Trikem S.A. acting as Intervening Party" ("Shareholders’ Agreement");

B. on January 12, 2004, BRASKEM, in the capacity of successor of OPP Química S.A., Odebrecht Química S.A., ODB and BNDESPAR, and Trikem as the Intervening Party, entered into the "Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. - BNDESPAR, with Trikem S.A. acting as Intervening Party" ("Addendum"), which established that, in the event that BNDESPAR will no longer hold more than 5% of the company succeeding Trikem, BNDESPAR will have six (6) months as from the date of the succession to achieve 5% of the share capital of the succeeding company, during which period the Shareholders’ Agreement would be extended ("Term");

C. on January 15, 2004, Trikem was merged into BRASKEM, whereupon the latter succeeded to all its rights and obligations, including those resulting from the Shareholders’ Agreement and the Addendum. As a result of the merger of Trikem, BNDESPAR became the shareholder of BRASKEM with 3.8% of its total capital;

D. on July 13, 2004, ODB and BNDESPAR, as well as BRASKEM as intervening party, entered into the "Second Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR” (“Second Addendum”), which established a Term extension, until November 30, 2004, in light of the primary public offering of class “A” preferred shares of BRASKEM simultaneously held in Brazil and abroad;

E. on November 30, 2004, ODB and BNDESPAR, as well as BRASKEM as intervening party, entered into the "Third Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR” (“Third Addendum”), which established a Term extension, until March 31, 2005, in light of the non conclusion of the process of integration into BRASKEM of all the publicly held companies controlled thereby; and

F. the Parties mutually agree upon the new extension of the Term, since ODB intends to offer a longer period to BNDESPAR so that it can better evaluate the form of restructuring of its participation in the share capital of BRASKEM, there remaining valid the other provisions of the Shareholders’ Agreement, as amended by the Addendum, by the Second Addendum and by the Third Addendum, as applicable;

NOW THEREFORE, the parties resolve to enter into this Fourth Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. – BNDESPAR ("Fourth Addendum"), which shall be governed by the following clauses and conditions:

1. The terms and expressions used in this Fourth Addendum and not defined herein shall have the meaning ascribed thereto by the Shareholders’ Agreement;

2. As a result of ODB’s intention to offer a longer period to BNDESPAR so that it can better evaluate the form of restructuring of its participation in the share capital of BRASKEM, the Parties mutually resolve to extend the term set out in Clause Six of the Shareholders’ Agreement, as amended by the Third Addendum, to July 31, 2007, and this Clause of the Shareholders’ Agreement shall have the following wording:

"CLAUSE SIX
GENERAL PROVISIONS

6.1. Subject to item 6.1.1, this Agreement shall terminate upon the earlier to occur of the following: i) BNDESPAR holds less than five percent (5%) of the share capital of BRASKEM (“Successor Company”), or ii) ten (10) years as from the date of execution of this Agreement.

6.1.1. If BNDESPAR does not hold more than five percent (5%) of the Successor Company, BNDESPAR will have until July 31, 2007 to reach 5% of the share capital of the Successor Company, during which period this Agreement shall be extended, except for the capacity of appointment of the board of directors, as defined in item 2.1 of Clause Two.

6.1.2. During the extension period established above, or while BNDESPAR has not achieved 5% of the Successor Company, whichever occurs first, the CONTROLLING SHAREHOLDERS undertake to allow BNDESPAR to designate a representative to attend the meetings of the Board of Directors of the Successor Company exclusively as listener, as well as to allow the access to all information addressed to such board.

6.1.3. If during the extension period established in item 6.1.1 above, BNDESPAR (i) does not reach 5% of the share capital of the Successor Company, this Agreement shall be terminated by operation of law; (ii) does achieve the 5% of the share capital of the Successor Company, this Agreement shall remain in effect for the remaining term."

2. The other provisions of the Shareholders’ Agreement, the Addendum, the Second Addendum and the Third Addendum, which do not conflict with this Fourth Addendum, shall remain valid.

IN WITNESS WHEREOF, the Parties sign this Fourth Addendum to the Shareholders’ Agreement entered into between the Controlling Shareholders of Trikem S.A. and BNDES Participações S.A. — BNDESPAR, in the presence of two (02) undersigned witnesses.

Rio de Janeiro, March 22, 2005

[sgd]

ODEBRECHT S.A.:

[sgd]

BNDES PARTICIPAÇÕES S.A. – BNDESPAR:
Demian Fiocca
Director Superintendent – BNDESPAR

Roberto Timotheo da Costa

Director

[sgd]
BRASKEM S.A.

WITNESSES:
[sgd]	[sgd]
Name: Raquel [illegible]	Name: Bruno [illegible]
RG 30674436-3 SSP/SP	RG 32000644-x SSP/SP